UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-40370

BITFARMS LTD.

(Translation of registrant’s name into English)

110 Yonge Street, Suite 1601, Toronto, Ontario, Canada M5C 1T4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

EXPLANATORY NOTE

Bitfarms Ltd. (the “Registrant”) is filing this Amendment No. 1 on Form 6-K (the “Form 6-K/A”), which was originally filed with the Securities and Exchange Commission on November 13, 2024 (the “Original Filings”), to respond to a comment letter received from the Securities and Exchange Commission (the “SEC”) in connection with its review of the Annual Report on Form 40-F for the fiscal year ended December 31, 2023, as originally filed with the SEC on March 7, 2024, and to correct a material error and restate its interim condensed consolidated financial statements for the three and nine months ended September 30, 2024 and 2023 (the “Restated Financial Statements”). In addition, the Registrant is including in this Form 6-K/A its restated Management’s Discussion and Analysis for the three and nine months ended September 30, 2024 (the “Restated MD&A”).

The Restated Financial Statements and Restated MD&A have been restated to: (a) correct a material error in the statement of cash flows by reclassifying proceeds from the sales of digital assets from cash flows from operations to cash flows from investing activities; and (b) correct errors identified in the Registrant’s accounting for the 2023 exercises of warrants issued in connection with a private placement financing in 2023, resulting in an increase in the share capital and net financial expenses. These matters are described in Note 3(d) to the Restated Financial Statements and in the Restated MD&A.

The Company has not updated the Restated MD&A to reflect any events that occurred subsequent to November 12, 2024, being the effective date of the Original Filings.

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Exhibits 99.1 and 99.2 are hereby incorporated by reference into the Registration Statements of Bitfarms Ltd. on Form F-10 (File No. 333-272989), Form S-8 (File No. 333-278868) and Form F-4 (File No. 333-282657).

See the Exhibits listed below.

Exhibits

Exhibit No.	Description

99.1	Restated Interim Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2024
99.2	Restated Management’s Discussion & Analysis for the three and nine months ended September 30, 2024
99.3	CEO Certification of Interim Filings – Interim Certificate Dated December 9, 2024
99.4	CFO Certification of Interim Filings – Interim Certificate Dated December 9, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BITFARMS LTD.

By:	/s/ Ben Gagnon
	Name:	Ben Gagnon
	Title:	Chief Executive Officer and Director

Date: December 9, 2024

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